Submission of Proposals to a Vote of Shareholders
A special meeting of shareholders of Highland Floating Rate Opportunities Fund (the Fund) was held on November 3, 2017. The following is a summary of the proposal submitted to shareholders for a vote at the meeting and the votes cast.

Proposal 		   Votes For	   Votes Against	Votes Abstained
To authorize the Funds	   66,456,176	   7,499,199		1,242,994
Board of Trustees to
amend the Funds
Agreement and
Declaration of
Trust to convert the
Funds structure from an
open-end fund to a
closed-end fund.